UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

FPL Group Bargaining Unit Employee Thrift Plan
(Full title of the plan)

FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard
Juno Beach, Florida 33408
(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Employee Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the FPL Group Bargaining Unit Employee Thrift Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
June 27, 2005

FPL GROUP BARGAINING UNIT EMPLOYEE THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2004	2003

ASSETS
Accrued interest receivable - Leveraged ESOP Account	$192	$92

General investments	256,562,120	219,473,163

Investment in Master Trust	318,096,503	293,423,939

Employer securities - Leveraged ESOP Account	114,843,161	110,180,322

Total assets	689,501,976	623,077,516

LIABILITIES
Interest payable - Leveraged ESOP Account	215,325	231,164
Acquisition indebtedness - Leveraged ESOP Account	66,664,268	71,567,773

Total liabilities	66,879,593	71,798,937

NET ASSETS AVAILABLE FOR BENEFITS	$622,622,383	$551,278,579

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL GROUP BARGAINING UNIT EMPLOYEE THRIFT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year Ended December 31, 2004

ADDITIONS
Contributions:
Received from Participants	$19,781,826
Noncash contributions (from employer)	7,184,850

Total contributions		$26,966,676

Earnings on investments:
Interest:
Interest-bearing cash	68,622
Other loans (Participant loans)	849,586

Total interest		918,208

Net appreciation in fair value of investments:
Investment in Master Trust	36,614,315
General investments	22,449,564

Total net appreciation in fair value of investments		59,063,879

Total		86,948,763

DEDUCTIONS
Benefit payments to Participants or beneficiaries		23,313,483
Deemed distributions of Participant loans		(4,096)
Administrative expenses		98,918

Total		23,408,305

NET INCREASE		63,540,458

TRANSFERS
Transfers from the Plan - net	(1,778,937)
Effect of current year Leveraged ESOP Account activity	9,582,283

Total transfers to the Plan - net		7,803,346

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		551,278,579

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004		$622,622,383

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL GROUP BARGAINING UNIT EMPLOYEE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2004

1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the FPL Group Bargaining Unit Employee Thrift Plan (Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan and the FPL Group Employee Thrift Plan (Group Plan). Effective January 1, 2004, the Plan's name was changed from Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The portion of the Plan investing in common stock (Common Stock) of FPL Group, Inc. (FPL Group or Company) has been designated as an employee stock ownership plan. Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL), FPL Energy Maine Operating Services, LLC (FPL Energy Maine), or FPL Energy Seabrook, LLC (Seabrook) whose compensation is established under a collective bargaining agreement between FPL or FPL Energy Maine and its respective unit of the International Brotherhood of Electrical Workers AFL-CIO or between Seabrook and The Utility Workers Union of America (collectively, Bargaining Unit). Bargaining Unit employees are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until they are distributed from the Plan. Under current tax law, the annual limitation on Pretax Contributions for the 2004 plan year was increased to $13,000 and will increase an additional $1,000 each year through 2006. In addition, individuals age 50 or older who contributed the maximum allowable under the Plan had the option of contributing up to an additional $3,000 in Pretax Contributions for 2004. This catch-up amount increases an additional $1,000 for each year through 2006.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in Common Stock. Pursuant to the Leveraged ESOP, the Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Participant's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

During 2004, the Plan had a Dividend Payout Program which enabled Participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP Account do not qualify under this program. The options available to Participants included reinvestment of dividends in Common Stock, distribution of dividends in cash, or a partial distribution with the balance reinvested in Common Stock.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

Except for Seabrook bargaining unit employees, the Plan allows for combined pretax and after-tax contributions by eligible employees in whole percentages from 1% to 20% of their "earnings," as defined in the Plan (Earnings), which is matched in part by the Company with shares of Common Stock. Except for Seabrook bargaining unit employees, for pretax or after-tax contributions, the Company match is 100% on the first 3% of a Participant's Earnings, 50% on the next 3% and 25% on the next 1%. Seabrook bargaining unit employees can elect to contribute up to a combined pretax and after-tax maximum of 50% of their Earnings and, for pretax or after-tax contributions, the Company match is 100% on the first 3% of a Participant's Earnings. Contributions are subject to certain limitations.

The value of a Participant's contributions (including all income, gains and losses) is at all times 100% vested. For bargaining unit employees of FPL Energy Maine, Company matching contributions are fully vested upon attaining six months of service. For bargaining unit employees of Seabrook, Company matching contributions are fully vested immediately after completing one full month of service. For all others, Company matching contributions vest at a rate of 20% each year and are fully vested upon a Participant attaining five years of service. An employee may also receive vesting credit for prior years of service with FPL Group or any of its subsidiaries.

The Plan's investment options include fourteen core funds, as well as a "window" containing a wide variety of mutual funds. The core funds are comprised of eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments.

The Plan allows Participants, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer all or a portion of their account balance attributable to Participant contributions from one investment option to another, subject to certain limitations. At December 31, 2004, the number of active Participants in the Plan was 3,537. Company matching contributions are made primarily from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company matching contributions due to termination of Plan participation may be used to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. A Participant who has attained at least the age of 50 and completed five years of service will be permitted to transfer all or any portion of Company matching contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company matching contributions will continue to be invested in Common Stock. Company matching contributions made on behalf of business managers and others employed by FPL's bargaining unit and serving on FPL property while on a leave of absence from FPL will be reimbursed by FPL's bargaining unit.

A Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Participant's account, whichever is less. The vested portion of a Participant's account will be pledged as security for the loan. The annual rate of interest for loans is determined taking into account the prime rate at the time of origination. The interest rate for Participant loans is fixed and ranged from 4.00% to 9.00% for loans outstanding at December 31, 2004. The maturity dates for loans outstanding at December 31, 2004 ranged from 2005 to 2009.

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Group Plan. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit status while employed by FPL, FPL Energy Maine or Seabrook.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Participants is recognized when earned. Contributions by Participants and Company matching contributions are recorded on the basis of amounts withheld through payroll deductions. Distributions to Participants are recorded when paid.

On February 18, 2005, FPL Group's board of directors approved a two-for-one stock split of Common Stock effective March 15, 2005 (2005 stock split). The Common Stock share information included herein reflects the effect of the 2005 stock split.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Included in general investments and investment in Master Trust are shares of registered investment companies valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Participants are valued at cost, which approximates fair value. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2004, the contract value and fair value of investment contracts were $94,085,766 and $94,173,826, respectively. At December 31, 2003, the contract value and fair value of investment contracts were $91,749,320 and $93,359,380, respectively. The average yield for the portfolio of investment contracts was 3.59% and 4.38% for 2004 and 2003, respectively. The crediting interest rate at December 31, 2004 and 2003 was 3.54% and 3.80%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero. See Note 8.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the Group Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative end-of-year net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but are not available for, or the obligation of, Plan Participants. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Participants under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated through year end are included in the investment in Master Trust amount on the statements of net assets available for benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account. The value of the shares allocated to accounts of participants under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of 2004 Leveraged ESOP activity on net assets is included in transfers in the financial statements of each plan. Allocation of shares to the plans is presented as noncash contributions in the financial statements of each plan.

	Total Leveraged ESOP Account	Group Plan	Plan

Allocation percentage	100.0%	71.0%	29.0%

Accrued interest	$661	$469	$192
Employer securities	396,340,272	281,497,111	114,843,161

Total assets	396,340,933	281,497,580	114,843,353

Interest payable	743,119	527,794	215,325
Acquisition indebtedness	230,067,980	163,403,712	66,664,268

Total liabilities	230,811,099	163,931,506	66,879,593

Net assets at December 31, 2004	$165,529,834	$117,566,074	$47,963,760

Contributions received from employer	$18,087,092
Interest income	1,819
Dividends	14,502,077
Net appreciation in fair value of investments	50,385,511

Total	82,976,499

Interest expense	23,643,970

Net income	59,332,529	$42,140,395	$17,192,134
Allocation of shares to plans	(27,117,075)	(19,932,225)	(7,184,850)
Reallocation of Leveraged ESOP	-	425,001	(425,001)

Effect of current year Leveraged ESOP
activity on net assets	32,215,454	22,633,171	9,582,283
Net assets at December 31, 2003	133,314,380	94,932,903	38,381,477

Net assets at December 31, 2004	$165,529,834	$117,566,074	$47,963,760

3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan and the Group Plan, borrowed $360 million from FPL Group Capital to purchase approximately 24.8 million shares of Common Stock. The Acquisition Indebtedness is currently scheduled to mature in 2018, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of participants under the plans, together with cash contributions from FPL Group. For those dividends on shares allocated to accounts of participants under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of participants under the plans. In 2004, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the plans totaled $14,502,007 and $9,628,950, respectively. Cash contributed in 2004 by FPL Group for the debt service shortfall totaled $18,087,092.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy Company matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of participants under the plans used to repay the Acquisition Indebtedness. During 2004, 1,095,388 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2005 - $6,200,000; 2006 - $8,408,000; 2007 - $9,645,600; 2008 - $11,130,500; 2009 - $12,725,500 and thereafter - $181,958,380.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company matching contributions are made primarily in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2004, all Company matching contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Participants' accounts are reinvested in Common Stock for the benefit of its Participants pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

5.  Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31,

	2004		2003

FPL Managed Income Fund	$87,044,732		$86,368,075
Spartan U.S. Equity Index Fund	43,615,669		43,285,501
Fidelity Magellan Fund	37,598,134		38,308,477
Fidelity OTC Portfolio	27,019,691	(1)	29,582,792
FPL Group Stock Fund (2)	104,262,472		98,485,866
FPL Group Stock LESOP Fund (3)	78,712,840		66,031,265
_____________________
(1)	Does not represent five percent or more of Plan net assets; amount shown for comparability.
(2)	Includes short-term investments of $444,364 and $4,202 at December 31, 2004 and 2003, respectively, to provide liquidity.
(3)

Represents Company matching contributions in Common Stock which are nonparticipant-directed investments of the Plan. Includes short-term investments of $590,754 and $467,109 at December 31, 2004 and 2003, respectively, to provide liquidity.

6.  Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code. The Plan has been amended and restated since receiving the determination letter and a new determination letter request will be filed upon the opening of the IRS review process for qualified plans pursuant to the remedial amendment period relating to law changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Common Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by FPL Group.

Company matching contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings from investments are distributed or withdrawn. A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7.  Expenses

Certain fees, such as investment management fees, are paid by Plan Participants. Trustee's fees and expenses are paid primarily with amounts contained in the forfeiture accounts of the Trust and are reflected in the financial statements as administrative expenses. Any fees and expenses exceeding the amount paid from the forfeiture accounts are paid by FPL Group and, therefore, are not reflected in the Plan financial statements.

8.  Master Trust

A portion of the Plan's investments are in a master trust (Master Trust) which was established for the investment of assets of the Plan and the Group Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

A summary of participating interest in and financial statements for the Master Trust follows.

	Percent of Interest in Master Trust

	December 31,

	2004	2003

FPL MANAGED INCOME PORTFOLIO FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	75.4%	74.7%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	24.6%	25.3%
CONSERVATIVE INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	80.8%	80.8%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	19.2%	19.2%
MODERATE GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	74.6%	76.8%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	25.4%	23.2%
LONG-TERM GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	75.4%	74.4%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	24.6%	25.6%
FPL Group Stock Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	66.1%	66.6%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	33.9%	33.4%
FPL Group Stock LESOP Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	72.5%	72.4%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	27.5%	27.6%

FPL MANAGED INCOME PORTFOLIO STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2004	2003

ASSETS
General investments:
Value of unallocated insurance and financial institution contracts	$353,611,934	$341,611,464

Total	353,611,934	341,611,464

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$353,611,934	$341,611,464

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2004

ADDITIONS
Contributions received from Participants		$9,309,332

Earnings on investments:
Interest		11,894,860

Total		21,204,192

DEDUCTIONS
Benefit payments to Participants or beneficiaries		30,216,500
Account maintenance fees		5,435

Total		30,221,935

NET DECREASE		(9,017,743)

TRANSFERS
Transfers into fund		275,596,428
Transfers out of fund		(254,578,215)

Net transfers		21,018,213

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		341,611,464

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004		$353,611,934

CONSERVATIVE INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2004	2003

ASSETS
Receivables:
Income	$42,081	$54,565
Other	-	26,143

Total receivables	42,081	80,708

General investments:
Value of unallocated insurance and financial institution contracts	9,526,938	9,658,896
Mutual funds	9,918,727	9,811,633

Total general investments	19,445,665	19,470,529

Total	19,487,746	19,551,237

LIABILITIES	-	52,316

NET ASSETS AVAILABLE FOR BENEFITS	$19,487,746	$19,498,921

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2004

ADDITIONS
Contributions received from Participants		$741,218

Earnings on investments:
Interest		323,591
Dividends		292,585
Net appreciation in fair value of investments		490,940

Total		1,848,334

DEDUCTIONS
Benefit payments to Participants or beneficiaries		1,518,348
Account maintenance fees		543

Total		1,518,891

NET INCREASE		329,443

TRANSFERS
Transfers into fund		5,215,977
Transfers out of fund		(5,556,595)

Net transfers		(340,618)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		19,498,921

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004		$19,487,746

MODERATE GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2004	2003

ASSETS
Receivables:
Income	$120,692	$132,824
Other	385	144,781

Total receivables	121,077	277,605

General investments:
Value of unallocated insurance and financial institution contracts	20,037,638	17,692,382
Mutual funds	63,805,798	56,186,759

Total general investments	83,843,436	73,879,141

Total	83,964,513	74,156,746

LIABILITIES	279	8,329

NET ASSETS AVAILABLE FOR BENEFITS	$83,964,234	$74,148,417

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2004

ADDITIONS
Contributions received from Participants		$4,258,447

Earnings on investments:
Interest		661,061
Dividends		1,509,764
Net appreciation in fair value of investments		4,048,027

Total		10,477,299

DEDUCTIONS
Benefit payments to Participants or beneficiaries		4,039,315
Account maintenance fees		2,893

Total		4,042,208

NET INCREASE		6,435,091

TRANSFERS
Transfers into fund		11,868,039
Transfers out of fund		(8,487,313)

Net transfers		3,380,726

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		74,148,417

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004		$83,964,234

LONG-TERM GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2004	2003

ASSETS
Receivables:
Income	$63,803	$76,151
Other	10,000	250,216

Total receivables	73,803	326,367

General investments:
Value of unallocated insurance and financial institution contracts	8,388,176	8,100,835
Mutual funds	84,974,523	76,090,215

Total general investments	93,362,699	84,191,050

Total	93,436,502	84,517,417

LIABILITIES	283	-

NET ASSETS AVAILABLE FOR BENEFITS	$93,436,219	$84,517,417

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2004

ADDITIONS
Contributions received from Participants		$5,222,634

Earnings on investments:
Interest		283,963
Dividends		1,688,181
Net appreciation in fair value of investments		7,502,232

Total		14,697,010

DEDUCTIONS
Benefit payments to Participants or beneficiaries		2,773,815
Account maintenance fees		3,995

Total		2,777,810

NET INCREASE		11,919,200

TRANSFERS
Transfers into fund		11,621,486
Transfers out of fund		(14,621,884)

Net transfers		(3,000,398)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		84,517,417

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004		$93,436,219

FPL GROUP STOCK FUND STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2004	2003

ASSETS
Receivables:
Income	$506	$69
Other	2,188,513	2,533,625

Total receivables	2,189,019	2,533,694

General investments:
Money market	1,310,285	12,590

Employer securities	304,238,822	295,610,784

Total	307,738,126	298,157,068

LIABILITIES	256,809	3,100,168

NET ASSETS AVAILABLE FOR BENEFITS	$307,481,317	$295,056,900

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2004

ADDITIONS
Contributions received from Participants		$5,666,128

Earnings on investments:
Interest		7,648
Dividends		11,545,497
Net appreciation in fair value of investments		40,463,786

Total		57,683,059

DEDUCTIONS
Benefit payments to Participants or beneficiaries		15,020,223
Account maintenance fees		16,440

Total		15,036,663

NET INCREASE		42,646,396

TRANSFERS
Transfers into fund		111,338,299
Transfers out of fund		(141,560,278)

Net transfers		(30,221,979)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		295,056,900

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004		$307,481,317

FPL GROUP STOCK LESOP FUND (nonparticipant-directed) STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2004	2003

ASSETS
Receivables:
Income	$3,438	$1,641
Other	606,030	1,574,455

Total receivables	609,468	1,576,096

General investments:
Money market	2,147,949	1,692,161

Employer securities	283,488,478	236,137,546

Total	286,245,895	239,405,803

LIABILITIES	16,557	220,791

NET ASSETS AVAILABLE FOR BENEFITS	$286,229,338	$239,185,012

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2004

ADDITIONS
Contributions received from Participants		$27,117,075

Earnings on investments:
Interest		28,629
Dividends		9,628,950
Net appreciation in fair value of investments		56,702,468

Total		93,477,122

DEDUCTIONS
Benefit payments to Participants or beneficiaries		10,372,168
Account maintenance fees		23,918

Total		10,396,086

NET INCREASE		83,081,036

TRANSFERS
Transfers into fund		10,387,889
Transfers out of fund		(46,424,599)

Net transfers		(36,036,710)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		239,185,012

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004		$286,229,338

FORM 5500: Schedule H, 4i PLAN YEAR 2004 PLAN #003	FPL GROUP, INC. - EIN 59-2449419 FPL GROUP BARGAINING UNIT EMPLOYEE THRIFT PLAN SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FUND NAME	UNITS/SHARES 12/31/04	PRICE 12/31/04	HISTORICAL COST	MARKET VALUE 12/31/04

ABF BALANCED PA	4,487.078	$13.76	$63,578.18	$61,742.19
ABF LARGE CAP VAL PA	8,497.434	$19.09	$144,862.37	$162,216.01
ABF SH TERM BOND PA	323.253	$9.01	$3,017.57	$2,912.51
AIM BALANCED A	375.942	$25.30	$8,193.54	$9,511.33
AIM BLUE CHIP A	8,331.974	$11.68	$88,559.05	$97,317.46
AIM CONSTELLATION A	2,310.217	$22.84	$44,796.58	$52,765.36
AIM CORE STOCK INV	4,792.577	$10.76	$54,676.68	$51,568.13
AIM DYNAMICS INV	1,299.826	$16.50	$23,697.64	$21,447.13
AIM PREM EQUITY A	6,482.456	$9.88	$59,232.10	$64,046.67
AIM SM CO GRTH INV	404.369	$12.57	$4,087.27	$5,082.92
AIM WEINGARTEN A	2,676.568	$13.04	$30,802.47	$34,902.45
ALGER CAP APPREC I	18,793.390	$12.24	$238,812.62	$230,031.09
ALGER MIDCAP GRTH I	38,899.664	$16.87	$570,907.86	$656,237.33
ALGER SMALL CAP I	3,407.440	$18.11	$55,540.14	$61,708.74
ARIEL APPRECIATION	35,019.467	$47.67	$1,399,391.79	$1,669,378.00
ARIEL FUND	42,587.831	$53.17	$1,999,114.87	$2,264,394.97
ARIEL PREM BOND INV	5,118.324	$10.29	$52,837.47	$52,667.55
BARON ASSET FUND	8,865.049	$52.52	$413,607.02	$465,592.37
BARON GROWTH	44,321.068	$44.87	$1,682,028.82	$1,988,686.32
BGI RUSSELL 2000 K	96,330.799	$11.75	$877,438.54	$1,131,886.89
BRANDYWINE FUND	446,174.779	$27.18	$12,848,500.29	$12,127,030.49
CALVERT NEWVIS SM CP	3,089.053	$20.12	$50,558.65	$62,151.75
CS GLOBAL FX INC COM	626.305	$10.30	$6,537.74	$6,450.94
CS MID CAP GRTH COM	350.840	$31.12	$9,155.31	$10,918.14
CS SMALL CAP VAL COM	9,479.528	$22.80	$200,927.41	$216,133.24
DOMINI SOCIAL EQUITY	1,576.896	$29.54	$42,384.90	$46,581.51
DREY FNDRS BALNCED F	126.222	$8.46	$952.75	$1,067.84
DREY FNDRS DISCVRY F	1,393.626	$28.77	$35,950.92	$40,094.62
DREY FNDRS EQ GRTH F	1,561.271	$4.96	$6,805.52	$7,743.90
DREY FNDRS GROWTH F	909.813	$10.58	$8,523.15	$9,625.82
DREY FNDRS MC GRTH F	4,477.597	$4.23	$15,813.79	$18,940.24
FID AGGRESSIVE INTL*	3,618.853	$16.72	$51,598.81	$60,507.22
FID ASSET MANAGER*	13,558.823	$16.21	$209,690.41	$219,788.53
FID ASSET MGR AGGR*	5,594.491	$11.31	$55,852.16	$63,273.69
FID ASSET MGR GRTH*	2,271.103	$14.82	$32,578.24	$33,657.75
FID ASSET MGR INCOME*	15,523.417	$12.67	$186,206.19	$196,681.70
FID BALANCED*	41,027.893	$17.82	$650,533.51	$731,117.06
FID BLUE CHIP GROWTH*	9,474.322	$41.71	$357,125.67	$395,173.97
FID CANADA*	31,498.068	$33.86	$976,736.84	$1,066,524.58
FID CAP APPRECIATION*	41,378.757	$26.03	$992,466.08	$1,077,089.04
FID CAPITAL & INCOME*	49,770.209	$8.47	$386,908.26	$421,553.67
FID CONVERTIBLE SEC*	16,519.761	$21.60	$323,470.03	$356,826.84
FID DISCIPLINED EQTY*	4,604.944	$25.29	$96,055.30	$116,459.03
FID DISCOVERY*	2,227.495	$11.30	$22,031.64	$25,170.69
FID DIVERSIFIED INTL*	33,271.565	$28.64	$806,693.35	$952,897.62
FID DIVIDEND GROWTH*	64,537.824	$28.49	$1,705,197.46	$1,838,682.60
FID EQUITY INCOME*	14,651.881	$52.78	$674,755.43	$773,326.28
FID EQUITY INCOME II*	22,216.232	$24.01	$485,903.81	$533,411.73
FID EUROPE*	3,361.815	$34.15	$95,340.36	$114,805.98
FID EUROPE CAP APP*	575.663	$21.53	$10,652.88	$12,394.02
FID EXP & MULTINATL*	38,240.401	$19.64	$697,582.53	$751,041.48
FID FIDELITY*	5,209.651	$29.88	$141,793.28	$155,664.37
FID FIFTY*	22,460.618	$20.63	$399,785.19	$463,362.55
FID FOCUSED STOCK*	898.873	$10.10	$8,235.50	$9,078.62
FID FOUR IN ONE IDX*	864.579	$25.17	$21,874.54	$21,761.45
FID FREEDOM 2000*	473.735	$12.08	$5,559.23	$5,722.72
FID FREEDOM 2010*	14,615.754	$13.62	$189,614.14	$199,066.57
FID FREEDOM 2020*	15,041.084	$13.96	$192,899.34	$209,973.53
FID FREEDOM 2030*	4,984.103	$14.08	$61,325.39	$70,176.17
FID FREEDOM 2040*	4,115.272	$8.27	$30,195.98	$34,033.30
FID FREEDOM INCOME*	38,387.449	$11.27	$424,236.64	$432,626.55
FID GINNIE MAE*	132,183.187	$11.08	$1,477,643.31	$1,464,589.71
FID GLOBAL BALANCED*	2,472.788	$20.99	$45,757.03	$51,903.82
FID GROWTH & INC II*	13,969.854	$9.68	$125,872.90	$135,228.18
FID GROWTH COMPANY*	16,532.508	$56.07	$794,340.47	$926,977.72
FID HIGH INCOME*	22,698.604	$9.09	$198,924.97	$206,330.31
FID INDEPENDENCE*	2,601.735	$17.83	$43,846.80	$46,388.94
FID INST SH INT GOVT*	3,290.615	$9.66	$31,750.64	$31,787.34
FID INTERMED BOND*	59,745.869	$10.52	$631,650.58	$628,526.54
FID INTL DISCOVERY*	8,982.315	$28.20	$219,889.30	$253,301.28
FID INTM GOVT INCOME*	15,092.493	$10.24	$152,995.50	$154,547.13
FID JAPAN*	23,442.390	$12.80	$283,668.24	$300,062.59
FID LARGE CAP STOCK*	7,431.483	$14.62	$102,943.63	$108,648.28
FID LATIN AMERICA*	46,372.899	$21.15	$800,625.67	$980,786.82
FID MID CAP STOCK*	24,603.606	$23.45	$510,610.82	$576,954.56
FID NEW MARKETS INC*	260,377.372	$14.33	$3,586,707.23	$3,731,207.74
FID OTC PORTFOLIO*	778,889.917	$34.69	$30,724,142.44	$27,019,691.22
FID OVERSEAS*	302,908.806	$35.38	$9,663,801.17	$10,716,913.56
FID PACIFIC BASIN*	31,425.609	$19.77	$558,627.45	$621,284.29
FID PURITAN*	23,607.370	$18.95	$416,527.55	$447,359.66
FID REAL ESTATE INVS*	122,794.993	$29.54	$3,147,277.71	$3,627,364.09
FID SHORT TERM BOND*	31,408.268	$8.98	$281,582.70	$282,046.25
FID SM CAP INDEPEND*	3,746.050	$19.72	$55,413.66	$73,872.11
FID SMALL CAP STOCK*	50,321.971	$18.16	$832,166.73	$913,847.00
FID SOUTHEAST ASIA*	14,384.502	$16.42	$207,819.20	$236,193.53
FID STOCK SELECTOR*	2,441.662	$22.81	$50,170.81	$55,694.31
FID STRATEGIC INCOME*	29,225.833	$10.77	$298,565.07	$314,762.22
FID TREND*	724.330	$53.66	$30,378.10	$38,867.55
FID VALUE*	171,780.491	$71.29	$10,874,007.28	$12,246,231.20
FID WORLDWIDE*	7,364.503	$18.25	$113,978.25	$134,402.18
FIDELITY AGGR GROWTH*	20,694.050	$16.60	$296,448.62	$343,521.23
FIDELITY EMERG MRKTS*	21,305.942	$12.93	$220,061.28	$275,485.83
FIDELITY GOVT INCOME*	196,221.358	$10.24	$2,043,000.26	$2,009,306.71
FIDELITY INVST GR BD*	48,592.472	$7.53	$368,279.76	$365,901.31
FIDELITY LOW PR STK*	398,018.462	$40.25	$13,660,432.21	$16,020,243.09
FIDELITY MAGELLAN*	362,251.993	$103.79	$35,723,385.34	$37,598,134.35
FIDELITY RET GOVT MM*	6,827,641.630	$1.00	$6,827,641.63	$6,827,641.63
FIDELITY US BD INDEX*	739,719.798	$11.14	$8,054,722.10	$8,240,478.55
FIDELITY UTILITIES*	3,857.805	$13.59	$48,346.07	$52,427.57
FKLN SMMIDCAP GRTH A	1,981.193	$34.16	$57,806.33	$67,677.55
FMA SMALL COMPANY IS	3,595.824	$21.94	$85,127.93	$78,892.38
FPA CRESCENT	46,772.524	$23.55	$1,018,573.22	$1,101,492.94
FPL CONS INV STRGY*	173,271.540	$21.64	$2,669,322.86	$3,749,596.13
FPL GROUP STK LESOP*	3,887,053.838	$20.25	$54,818,668.79	$78,712,840.22
FPL GROUP STOCK*	5,192,354.203	$20.08	$61,009,865.84	$104,262,472.40
FPL MANAGED INCOME*	87,044,732.130	$1.00	$87,044,732.13	$87,044,732.13
JANUS ADV BALANCED I	322.007	$25.17	$7,161.32	$8,104.92
JANUS ADV FLEX BND I	444.692	$12.29	$5,576.76	$5,465.26
JANUS ADV FORTY I	1,067.034	$25.07	$23,662.08	$26,750.54
JANUS ADV INTL GRTH	7,163.004	$28.91	$178,147.73	$207,082.44
JANUS ADV LC GRTH I	2,374.225	$20.69	$42,353.52	$49,122.71
JANUS ADV MC GRTH I	3,340.161	$25.07	$70,963.84	$83,737.84
JANUS ADV WRLDWIDE I	1,866.435	$27.54	$48,213.45	$51,401.62
JANUS FLEXIBLE BOND	10,340.718	$9.70	$100,000.40	$100,304.96
LONG-TERM STRGY*	779,635.821	$29.47	$14,706,913.31	$22,975,867.65
MANAGERS BOND FUND	39,475.240	$24.59	$948,022.47	$970,696.15
MANAGERS CAP APPREC	965.777	$26.77	$21,816.61	$25,853.85
MANAGERS SPECIAL EQ	1,596.786	$90.41	$121,275.49	$144,365.43
MANAGERS VALUE	4,128.860	$29.73	$100,474.18	$122,751.01
MODERATE GRWTH STRGY*	772,467.252	$27.64	$14,447,884.09	$21,350,994.85
MSI ACTIVE INTL B	75.217	$11.13	$718.24	$837.17
MSI EMERGING MKTS B	13,099.984	$18.91	$199,972.74	$247,720.69
MSI EQUITY GROWTH B	5,120.581	$16.67	$77,639.58	$85,360.08
MSI GLOBAL VAL EQ B	17.826	$17.64	$295.27	$314.45
MSI INTL MAGNUM B	608.769	$11.80	$5,769.59	$7,183.47
MSI SM CO GROWTH B	2,101.075	$12.02	$20,336.24	$25,254.92
MSI VALUE EQUITY B	16,608.348	$10.51	$155,700.84	$174,553.74
MSIFT CP FX INC ADV	2,593.967	$11.53	$30,167.29	$29,908.44
MSIFT HIGH YIELD ADV	5,190.099	$5.54	$28,199.05	$28,753.15
MSIFT MIDCAP GTH ADV	1,339.216	$20.53	$23,279.57	$27,494.10
MSIFT VALUE ADVISER	373.269	$17.89	$5,913.74	$6,677.78
MUTUAL DISCOVERY A	13,623.262	$24.08	$277,768.34	$328,048.15
MUTUAL SHARES CL A	10,585.875	$22.94	$208,200.36	$242,839.97
NB FOCUS TRUST	1,867.915	$27.70	$47,702.64	$51,741.25
NB GENESIS - TR CL	33,743.574	$42.67	$1,293,887.91	$1,439,838.30
NB SOCIALLY RESP TR	25.682	$15.15	$356.15	$389.08
PBHG EMERGING GROWTH	15,674.812	$13.23	$184,325.69	$207,377.76
PBHG GROWTH FUND	2,364.500	$19.18	$41,545.32	$45,351.11
PIM GLBBND AD UNHDGD	14,022.111	$10.48	$139,019.22	$146,951.72
PIMCO CCM CAP AP ADM	3,763.045	$17.76	$58,802.17	$66,831.68
PIMCO CCM MID CP ADM	2,467.314	$23.81	$48,189.09	$58,746.75
PIMCO HIGH YIELD ADM	21,402.911	$9.97	$197,658.23	$213,387.02
PIMCO LOW DUR ADM	17,878.861	$10.20	$183,640.31	$182,364.39
PIMCO LT US GOVT ADM	39,935.762	$10.87	$440,653.82	$434,101.73
PIMCO TOT RETURN ADM	279,171.599	$10.67	$3,001,116.71	$2,978,760.96
RHJ MICRO CAP	42,844.531	$20.75	$859,233.48	$889,024.02
RS EMERGING GROWTH	1,111.554	$32.36	$30,797.02	$35,969.89
RS SMALLER CO GROWTH	4,231.107	$22.57	$89,668.38	$95,496.08
SCUDDER GLOBAL DISC	1,840.509	$34.73	$47,203.43	$63,920.88
SCUDDER GRTH & INC S	41.177	$21.90	$779.12	$901.78
SCUDDER INTL FUND S	1,201.260	$44.25	$45,800.86	$53,155.76
SPARTAN 500 INDEX*	9,595.875	$83.36	$700,401.50	$799,912.14
SPARTAN INTL INDEX*	5,844.229	$32.02	$151,235.90	$187,132.21
SPARTAN US EQ INDEX*	1,017,631.091	$42.86	$32,944,532.32	$43,615,668.56
SPTN EXTND MKT INDEX*	2,969.002	$31.98	$77,306.15	$94,948.68
SPTN TOTAL MKT INDEX*	3,824.871	$33.05	$116,061.12	$126,411.98
STRONG ADV COM STK Z	419.700	$22.65	$8,142.97	$9,506.20
STRONG DISCOVERY	1,769.473	$21.53	$33,869.49	$38,096.76
STRONG GOVT SECURITY	22,267.536	$10.74	$242,779.71	$239,153.33
STRONG GROWTH FUND	2,810.016	$19.35	$48,720.90	$54,373.81
STRONG LG CAP GROWTH	684.347	$22.75	$12,828.40	$15,568.89
STRONG MULTI CAP VAL	93.074	$64.41	$4,261.78	$5,994.90
STRONG OPPORTUNITY	3,971.308	$46.40	$138,359.23	$184,268.69
STRONG ULTRA SHORT	6,367.318	$9.20	$59,250.93	$58,579.33
TCW GAL AGGR GRTH N	5,961.378	$12.77	$66,050.23	$76,126.80
TCW GAL SM CAP GR N	23.727	$15.94	$346.63	$378.21
TCW GALILEO SEL EQ N	36,582.883	$19.21	$554,299.18	$702,757.18
TEMPLETON DEV MKTS A	9,557.822	$18.52	$159,022.12	$177,010.86
TEMPLETON FOREIGN A	223,064.853	$12.30	$2,255,472.07	$2,743,697.69
TEMPLETON GROWTH A	17,849.388	$22.89	$353,118.76	$408,572.49
TEMPLETON WORLD A	6,464.154	$17.75	$110,589.95	$114,738.74
TMPL FOREIGN SM CO A	9,193.776	$21.09	$150,697.93	$193,896.74
TMPL GLOBAL BOND A	15,151.584	$11.13	$155,840.04	$168,637.13
TRP EQUITY INCOME	265,788.346	$26.59	$6,457,096.50	$7,067,312.12
USAA CORNERSTONE	149.796	$26.69	$3,604.75	$3,998.06
USAA GNMA TRUST	9,666.170	$9.81	$97,607.50	$94,825.12
USAA GROWTH FUND	422.539	$13.88	$5,062.06	$5,864.84
USAA INCOME FUND	6,741.512	$12.42	$81,786.69	$83,729.58
USAA INCOME STOCK	2,447.882	$16.66	$38,573.01	$40,781.72
LEVERAGED ESOP EMPLOYER SECURITIES*	3,072,726.72	$37.375	$44,554,537.44	$114,843,161.16
PARTICIPANT LOAN BALANCES*(4.0% TO 9.00%;
MATURING 2005-2009)			$17,005,627.07	$17,005,627.07

TOTAL ASSETS (HELD AT END OF YEAR)			$516,696,178.76	$689,501,783.86

* PARTY-IN-INTEREST

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2005	FPL Group Bargaining Unit Employee Thrift Plan

(Name of Plan)

By:	JANE W. LOHMEIER

Jane W. Lohmeier Secretary of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX
Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm